895027

04012610

Follow-Up Materials

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS: ______

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-10 FISCAL YEAR: ______

(03/94)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

83-6

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
US$10,000,000 Callable Indexed Notes due January 20, 2016
by the Bank
pursuant to its
EUR 20,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated January 16, 2004

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the United States Dollar ("US$") US$10,000,000 Callable Indexed Notes due January 20, 2016 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Prospectus dated August 29, 2003, as supplemented by a Pricing Supplement dated January 16, 2004 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct, unsecured obligations of the Bank. Citibank, N.A. will act as Agent of the Bank with respect to the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Purchaser's Confirmation dated January 16, 2004 pursuant to a Programme Agreement dated August 30, 2002 with Morgan Stanley & Co. International Limited ("MS"). Under the terms of the Purchaser's Confirmation and Programme Agreement (together, the "Agreements"), MS has agreed to purchase the Notes. The obligations of MS are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100%	0%	100%
Total	US$10,000,000	US$0	US$10,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

MS has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes offered hereby will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) Copy of an opinion of counsel as to the legality of the Notes.*

(b) (i) The Programme Agreement dated August 30, 2002.**
(ii) The Purchaser's Confirmation dated January 16, 2004.
(iii) The Agency Agreement dated August 30, 2002.**

(c) (i) The Prospectus dated August 29, 2003.*
(ii) The Pricing Supplement dated January 16, 2004.

---

* Previously filed with the Securities and Exchange Commission on September 29, 2003
** Previously filed with the Securities and Exchange Commission on December 20, 2002.

Exhibit (b)(ii)

PURCHASER'S CONFIRMATION FOR NON-SYNDICATED ISSUES

16 January 2004

To: European Bank for Reconstruction and Development
Attention: Jessica Pulay

Dear Sirs,

European Bank for Reconstruction and Development ("EBRD")
USD 10,000,000 Callable Indexed Notes due 20 January 2016
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement which we are faxing herewith.

We confirm that:

Notwithstanding the provisions of Clause 9 of the Programme Agreement, we agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of EBRD's US legal counsel;

(c) the fees and expenses of EBRD's English legal counsel;

(d) the fees and expenses of the Agent and any paying agents;

(e) the fees in respect of filing in the United States;

(f) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Notes, the preparation and printing of the Notes, the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(g) the cost of listing the Notes (other than Unlisted Notes); and

(h) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

In addition we confirm that the provisions of Clause 3.2.6 of the Programme Agreement will not apply in relation to this issue of Notes.

The net proceeds of the issue are USD 10,000,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with The Depository Trust Company, account number 050.

A03702513

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the following Pricing Supplement.

Terms not expressly defined herein shall have the meanings set forth in the Prospectus dated 29 August 2003.

For: Morgan Stanley & Co. International Limited

By: ....
Authorised signatory

A03702513

Exhibit (c)(ii)

PRICING SUPPLEMENT

16 January 2004

European Bank for Reconstruction and Development
USD 10,000,000 Callable Indexed Notes due 20 January 2016
issued pursuant to a Global Medium Term Note Programme

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions. A further explanation of such terms is set out in the Prospectus in the section headed "Issue Procedures".

SUMMARY OF THE NOTES

1.	Specified Currency:	United States Dollars ("**USD**")
2.	Nominal Amount:	USD 10,000,000
3.	Type of Note:	Indexed Notes
4.	Issue Date:	20 January 2004
5.	Issue Price:	100.00 per cent. of the Nominal Amount
6.	Maturity Date:	20 January 2016
7.	Fungible with existing Notes:	No
8.	Pricing Supplement to be read in conjunction with Prospectus dated:	29 August 2003

FORM OF THE NOTES

9.	Form of Note:	Registered
10.	Specified Denomination(s):	USD 1,000
11.	Exchange of Bearer Notes:	Not Applicable
12.	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
13.	(a) Registered holder of Registered Global Note:	Interests in Notes held through the Depositary Trust Company (the "**DTC**") will be represented initially by a Registered Global Note registered in the name of Cede & Co. as nominee for DTC. Interests in Notes held through Euroclear or Clearstream, Luxembourg will be represented initially by a Registered Global Note registered in the name of Citivic Nominees Limited as nominee for Citibank, N.A. as common depositary for Euroclear and Clearsteam, Luxembourg.

(b) Exchange of Registered Global Note:	Each Registered Global Note shall be exchangeable, in whole or in part, for definitive Registered Notes only in the following circumstances: (i) upon the occurrence of an Event of Default; (ii) in the case of the Registered Global Note held through Euroclear or Clearstream, Luxembourg, if Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system is available; or (iii) in the case of the Registered Global Note held through DTC, if (x) DTC is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system is available, or (y) DTC notifies the Issuer that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the Registered Global Note or ceases to be a "clearing agency" registered under the United States Securities Exchange Act of 1934, as amended, or is at any time no longer eligible to act as such, and the Issuer is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC and the Registrar has received a notice from Cede & Co. requesting an exchange of a specified amount of the Registered Global Note for definitive Registered Notes. For this purpose, the fifth paragraph of the relevant Registered Global Note shall be deemed to be amended accordingly.

PROVISIONS RELATING TO INITIAL PAYMENT

14. Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15.	Interest Commencement Date:		20 January 2004

Fixed Rate Notes:

16.	(a)	Fixed Rate(s) of Interest:	Not Applicable
	(b)	Fixed Interest Date(s):	Not Applicable
	(c)	Initial Broken Amount per denomination:	Not Applicable
	(d)	Final Broken Amount per denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Not Applicable
	(f)	Business Day Convention:	Not Applicable
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Not Applicable
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	Not Applicable

Zero Coupon Notes:

17.	(a)	Accrual Yield:	Not Applicable
	(b)	Reference Price:	Not Applicable
	(c)	Other formula or basis for determining Amortised Face Amount:	Not Applicable
	(d)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	Not Applicable

Floating Rate Notes and Indexed Notes

18.	(a)	Manner in which Rate of Interest is to be determined:	See item 23(e) below
	(b)	Margin(s):	Not Applicable
	(c)	Minimum Rate of Interest (if any):	Not Applicable
	(d)	Maximum Rate of Interest (if any):	Not Applicable
	(e)	Floating Day Count Fraction:	Not Applicable
19.	If ISDA Determination:		
	(a)	Floating Rate Option:	Not Applicable
	(b)	Designated Maturity:	Not Applicable
	(c)	Reset Date:	Not Applicable

20.	If Screen Rate Determination:	Not Applicable
	(a) Reference Rate:	Not Applicable
	(b) Relevant Screen Page:	Not Applicable
	(c) Interest Determination Date:	Not Applicable
21.	If Indexed:	See item 23(e) below
22.	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:	Not Applicable
23.	General Provisions for Floating Rate Notes and Indexed Notes:	
	(a) Specified Period (and, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s)):	The Interest Payment Dates shall be 20 January, 20 April, 20 July and 20 October in each year, from and including 20 April 2004, to and including the earlier of the Call Redemption Date (as determined in accordance with item 27(a)) and the Maturity Date, subject to adjustment in accordance with the Business Day Convention specified below
	(b) Business Day Convention:	Following Business Day
	(c) Business Day definition if different from that in Condition 4(b)(i):	For the purposes of Condition 4(b)(i) "**Business Day**" means any day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business and settle payments in London and New York City
	(d) Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
	(e) Terms relating to calculation of Interest Amount:	The Interest Amount per Specified Denomination payable on each Indexed Note on each Interest Payment Date shall be payable in USD and shall be calculated by the Agent (using the determinations of the Determination Agent (as defined in sub-paragraph 23(g)) referred to below) in accordance with the following formula, provided that (in that order): (i) the resultant amount of the square brackets shall be rounded to the sixth decimal place (with 0.0000005 being rounded upwards) and (*ii*) the resultant amount of the formula shall be rounded to the nearest cent (with half a cent being rounded upwards)

USD 1,000 x [(3-Month USD LIBOR+ 1.45%) x N/365]

Where

"**N**" is the total number of calendar days in the relevant Interest Period on which the Reference Rate is within the Accrual Range for such Interest Period, as determined by the Determination Agent;

"**3-Month USD LIBOR**" means the rate for deposits in USD for a period of 3 months (the "**Designated Maturity**"), which appears on Telerate Page 3750 (or such other page as may replace that page on such service) at 11.00 a.m., London time, on the Relevant Date, as determined by the Determination Agent, provided that: if such rate does not appear as described above, the rate shall be determined on the basis of the rates at which such deposits are offered by four major banks to prime banks in the London interbank market at approximately 11.00 a.m., London time on the Relevant Date for a period of the Designated Maturity in a Representative Amount in which case, the Determination Agent will request the principal London office of each such major bank to provide a quotation of its rate, and (A) if at least two such quotations are provided, the rate will be the arithmetic mean of the quotations; (B) if fewer than two quotations are provided as requested, the rate will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Determination Agent at approximately 11.00 a.m., New York City time, on the first day of the relevant Interest Period, for loans in USD to leading European banks for a period of the Designated Maturity in a Representative Amount;

"**Representative Amount**" means an amount that is representative for a single transaction in the relevant market at the relevant time;

"Reference Rate" means 6-Month USD LIBOR determined on each Relevant Date;

"6-Month USD LIBOR" means the rate for deposits in USD for a period of 6 months, which appears on Telerate Page 3750 (or such other page as may replace that page on such service) at 11.00 a.m., London time, on the Relevant Date, as determined by the Determination Agent, with the same proviso as set out above within the definition of 3-Month USD LIBOR;

"Relevant Date" means

(i) for the purposes of determining 3-Month USD LIBOR with respect to the above formula, two London Business Days prior to the first day of the relevant Interest Period; and

(ii) for the purposes of determining the Reference Rate, each calendar day during the relevant Interest Period, provided that:

(a) for any day that is not a London Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding London Business Day;

(b) the Reference Rate applicable five Business Days prior to an Interest Payment Date will be the applicable Reference Rate for such day and for each calendar day thereafter in the Interest Period; and

"Accrual Range" means, for the relevant Interest Period, greater than or equal to zero per cent. but less than or equal to 9.50 per cent.

The Determination Agent shall notify the Agent of its determination of 3-Month USD LIBOR (as defined for the purpose of the above formula) and N as soon as practicable after such determination (but in no event later than four (4) Business Days prior to the relevant Interest Payment Date) whereupon the Agent shall promptly calculate the Interest Amount payable per Specified Denomination on the relevant Interest Payment Date and, as soon as practicable thereafter, notify the Issuer and the Noteholders thereof.

For the purposes of this item 23(e)

		(i) a "**Business Day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets are open for business and settle payments in London and New York City; and
		(ii) a "**London Business Day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets are open for business and settle payments in London.
(f)	Party responsible for calculation of the Interest Amount:	Citibank, N.A. (the "**Agent**") as set out herein and as agreed with the Issuer in accordance with clause 8.4 of the Agency Agreement. All references to the Agent will include any successor or successors to Citibank, N.A. as Agent in respect of the Notes.
(g)	Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	Morgan Stanley Capital Services, Inc. (the "**Determination Agent**") shall be responsible for those duties and functions specified herein in accordance with the provisions of a determination agency agreement entered into between the Issuer and the Determination Agent dated 8 January 2004, as amended and/or supplemented from time to time (the "**Determination Agency Agreement**"). All references to the Determination Agent shall include any successor or successors to Morgan Stanley Capital Services, Inc. as Determination Agent in respect of the Notes.
(h)	Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24.	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	For the purpose of Condition 6(e), "**Payment Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets are open for business and settle payments in London, New York City and the relevant place of presentation.
25.	Dual Currency Notes:	Not Applicable
26.	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27. (a)	Redemption at Issuer's option:	Yes

The Issuer has the right to redeem the Notes (in whole but not in part) on a Call Redemption Date (as defined below) at USD 1,000 per Specified Denomination together with the interest accrued to (but excluding) the Call Redemption Date by giving notice to the Agent of such redemption not less than ten (10) Business Days (as defined below) prior to the relevant Call Redemption Date.

The Agent shall give notice of such redemption to the Noteholders as soon as practicable, but in any event not later than two (2) Business Days after having been notified by the Issuer in accordance with Condition 5(b) (except that the timing of such notice as referred to therein shall be amended as set out above). For the avoidance of doubt, in the event of the Issuer exercising its option under this item 27(a), the calculation of the amount of interest due on the Call Redemption Date will not be adjusted in accordance with the Following Business Day Convention, notwithstanding the fact that the Call Redemption Date may have been so adjusted.

Where:

"**Business Day**" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business and settle payments in London and New York City.

"**Call Redemption Dates**" means 20 July and 20 January in each year, from and including 20 July 2004, to and including20 July 2015, subject to adjustment in accordance with the Following Business Day Convention (as defined below).

"**Following Business Day Convention**" means that if the Call Redemption Date would otherwise fall on a day which is not a Business Day, then the Call Redemption Date shall be postponed to the next day which is a Business Day.

	(b)	Redemption at Noteholder's option:	No
28.	(a)	Final Redemption Amount for each Note (other than an Indexed or Formula Note where the index or formula applies to the redemption amount):	100.00 per cent. of the Specified Denomination of each Note

(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
29.	Instalment Note:	Not Applicable
30.	Early Redemption Amount for each Note payable on an event of default:	In accordance with Condition 5(d)

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31.	Method of distribution:	Non-syndicated
32.	If syndicated, names of Managers or, if non-syndicated names of Purchasers:	Morgan Stanley & Co. International Limited
33.	Stabilising Agent	Not Applicable
34.	Additional sales restrictions:	Not Applicable
35.	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
36.	Common Code:	018357470
	ISIN Code:	US29874QBP81
	CUSIP Number:	29874QBP8
37.	Listing:	Official List of the UK Listing Authority and trading on the London Stock Exchange
38.	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not applicable

39. Additional Information: There are significant risks associated with the Notes described above including, but not limited to interest rate risk, price risk, liquidity risk and credit risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes described above unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risk associated with an investment in these Notes.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

Y. A. R.
BP

By: ....
Authorised signatory

Application is hereby made to list this issue of Notes pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 20 January 2004)

....

CITIBANK, N.A.

(As Agent)